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H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

RE:	Wm. Wrigley Jr. Company

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 26, 2008

File No. 1-00800

Dear Mr. Schwall:

We are writing on behalf of our client, Wm. Wrigley Jr. Company (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 22, 2008 (the “Comment Letter”), relating to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on June 26, 2008 (“Amendment No. 1”) in connection with the Company’s proposed merger with Mars, Incorporated (“Mars”).

Enclosed is a copy of the changed page to Amendment No. 1 as we propose to file it in the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), which will also be filed via EDGAR and which have been marked to show changes from Amendment No. 1 as previously filed.

H. Roger Schwall

July 24, 2008

For your convenience, the responses are set forth below following the text of the paragraph of the Comment Letter to which the response relates. The responses and information described below are based upon information provided to us by the Company, its financial advisors, and Mars and its affiliates and advisors, as the case may be.

The Merger, page 18

1.	We note your response to prior comment 1 and reissue the comment. Although you have provided a cross reference to general considerations of the board as listed on page 23, you should identify the specific considerations that resulted in the board authorizing the counterproposal of $80 per share. For example, disclose who first suggested the figure of $80 per share and specify the principal factors considered in deriving the figure. Also disclose the factors the board considered in authorizing the counteroffer amount of $80 per share.

Response: The Company will revise the disclosure in the Proxy Statement to clarify the specific considerations that resulted in the board authorizing the counterproposal of $80 per share as set forth on page 20 of the Proxy Statement attached hereto. Please note that, as set forth in the revised disclosure in the Proxy Statement, the board reviewed a number of factors before authorizing the counterproposal of $80. There was not any person who previously suggested the figure of $80. The $80 figure resulted from the discussion among the board members.

Company Acknowledgement

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

H. Roger Schwall

July 24, 2008

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: In connection with responding to the Staff’s comments, a written statement from the Company is included as Exhibit A to this letter.

* * * * *

H. Roger Schwall

July 24, 2008

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (312) 407-0820 or L. Byron Vance III at (312) 407-0841 with any questions or further comments you may have. Facsimile transmissions may be sent to us at (312) 407- 8514.

Very truly yours,

/s/ William R. Kunkel

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Howard Malovany (Wm. Wrigley Jr. Company)

L. Byron Vance III (Skadden, Arps, Slate, Meagher & Flom LLP)

Carmen Moncada-Terry (Securities and Exchange Commission)

Mellissa Campbell Duru (Securities and Exchange Commission)

Exhibit A

STATEMENT

This statement is made as of July 24, 2008, by Wm. Wrigley Jr. Company, a Delaware corporation (the “Company”) in connection with the response to the comments of the Staff and any further revisions to Amendment No. 1 filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2008.

As requested by the staff of the Division of Corporation Finance of the Commission in its comment letter to the Company, dated July 22, 2008, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WM. WRIGLEY JR. COMPANY

By:	/s/ Howard Malovany
Howard Malovany
Senior Vice President, Secretary and General Counsel